UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant’s name into English)

37A, Avenue J.F. Kennedy
L-1855, Luxembourg
Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

GLOBANT S.A.

FORM 6-K

Globant S.A. (the “Company”) is furnishing under the cover of Form 6-K the following:

Earnings Release

Exhibit 99.1	Press release, dated August 13, 2026, entitled “Globant Reports 2026 Second Quarter Financial Results.”

Appointment of Sarabdeep Narang as Chief Executive Officer of Glob. AI

On August 18, 2026, Sarabdeep Narang will join the Company as Chief Executive Officer of Glob. AI.

Prior to joining the Company, Mr. Narang served as Vice President, Central Product Management, at ServiceNow from May 2024 to July 2026. Prior to that, Mr. Narang served in various roles of increasing responsibility at Amazon Web Services, including as General Manager and Global Head, Generative AI and Machine Learning GTM from August 2021 to May 2024; Head of Artificial Intelligence and Machine Learning, AWS Global & Strategic Accounts from November 2020 to August 2021; and Principal, Artificial Intelligence & Machine Learning from April 2019 to October 2020. Before that, Mr. Narang served as an Advisory Director at KPMG LLP from April 2007 to March 2019. Mr. Narang earned a Bachelor of Computer Science and Engineering degree from Punjab Technical University and a Master of Science in Business Administration with focus in IT Audit from California State Polytechnic University, Pomona, California. Since January 2025, Mr. Narang has been serving as AI advisor to Warburg Pincus, LLC and, since July 2026 to Welsh, Carson, Anderson & Stowe. In addition, Mr. Narang is member of the board of directors of NetDocuments.

Forward Looking Statements

This report on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements related to the appointment of Sarabdeep Narang as Chief Executive Officer of Glob. AI, and reflect the Company’s current beliefs and expectations. The Company’s expectations and beliefs regarding these matters may not materialize. Factors that could impact the Company’s expectations and beliefs regarding these matters not to materialize include: the Company’s ability to maintain current resource utilization rates and productivity levels; the Company’s ability to manage attrition and attract and retain highly-skilled IT professionals; the Company ability to successfully defend itself and the other defendants in any lawsuit, including the previously disclosed putative securities class action; the Company’s ability to accurately price its client contracts; the Company’s ability to achieve its anticipated growth; the Company’s ability to effectively manage its rapid growth; the Company’s ability to retain its senior management team and other key employees; the Company’s ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; the Company’s ability to retain its business relationships and client contracts; the Company’s ability to manage the impact of global adverse economic conditions; the Company’s ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors the Company includes in subsequent reports on Form 6-K.

Additionally, while the Company has concluded, for the three- and six-month periods ended June 30, 2026 presented in the condensed interim consolidated statements of comprehensive income included in the press release attached as Exhibit 99.1 to this report on Form 6-K, that the Company’s goodwill and intangible assets are not impaired, changes in economic or operating conditions impacting the Company’s estimates and assumptions could, as noted in the Company’s most recent Form 20-F, result in the impairment of the Company’s goodwill and intangible assets in future periods.

Because of these uncertainties, you should not make any investment decisions based on the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Incorporation by Reference

The information in this Form 6-K and the unaudited condensed interim consolidated statements of comprehensive income, unaudited condensed interim consolidated statements of financial position, unaudited selected cash flow data, unaudited supplemental non-IFRS financial information and unaudited schedule of supplemental information contained in the press release attached as Exhibit 99.1 to this report on Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-286306) and on Form S-8 (File Nos. 333-201602, 333-211835, 333-232022, 333-255113, 333-266204, 333-281049 and 333-295282), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ JUAN URTHIAGUE
Name: Juan Urthiague
Title: Chief Financial Officer

Date: August 13, 2026